Filed by Cendant Corporation
                                                Commission File No. 1-10308
                      Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Fairfield Communities, Inc.
                                                Commission File No. 1-08096



This following press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934:


                   CENDANT TO ACQUIRE FAIRFIELD WITH CASH


 Transaction Valued at Approximately $690 Million, or $16 Per Outstanding
                              Fairfield Share

              Transaction Expected to Close on April 2, 2001


NEW YORK, NY, MARCH 30, 2001 - Cendant Corporation (NYSE:CD) stated today that its previously announced pending acquisition of Fairfield Communities, Inc. will be an all cash transaction. As a result, Fairfield stockholders will receive $16 in cash per outstanding Fairfield share, assuming the acquisition is completed on April 2, 2001. The transaction is valued at approximately $690 million and is expected to close on April 2, 2001, following the special meeting of Fairfield stockholders.

Fairfield Communities, with more than 324,000 vacation-owning households, is one of the largest vacation ownership companies in the United States, marketing and managing resort properties at 33 locations in 12 states and the Bahamas. Fairfield operates over 32 dedicated sales centers and manages over 110 timeshare and whole ownership resort associations.

Cendant Corporation is a diversified global provider of business and consumer services primarily within the real estate and travel sectors. The Company's core competencies include building franchise systems and providing outsourcing services. Cendant is among the world's leading franchisers of real estate brokerage offices, hotels, rental car agencies, and tax preparation services. Cendant is also a provider of outsourcing solutions to its business partners including mortgage origination, employee relocation, customer loyalty programs, vehicle management and fuel card services, and vacation exchange services. Other business units include NCP, the UK's largest private car park operator, and WizCom, an information technology services provider. With headquarters in New York City, the Company has approximately 55,000 employees and operates in over 100 countries.

More information about Cendant, its companies, brands and current SEC filings may be obtained by calling 877-4INFO-CD (877-446-3623) or by visiting the Company's Web site at www.Cendant.com.

Statements about future results made in this release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-K for the year ended December 31, 2000.

Such forward-looking statements include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts, nor have such projections been audited, examined or otherwise reviewed by independent auditors of Cendant or its affiliates. In addition, such projections are based upon many estimates and are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of Cendant and its affiliates. Certain of such uncertainties and contingencies are specified in Cendant's Form 10-K for the year ended December 31, 2000. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by Cendant or its affiliates that the projections will prove to be correct.

      In connection with the proposed transaction, Cendant has filed a Registration Statement on Form S-4 and Fairfield has filed a Proxy Statement/Prospectus, each with the Securities and Exchange Commission. Investors and security holders are advised to read the Registration Statement on Form S-4 and the Proxy Statement/Prospectus, because they contain important information. Investors and security holders may obtain a free copy of the Registration Statement on Form S-4 and the Proxy Statement/Prospectus and other documents filed by Cendant and Fairfield with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the Registration Statement on Form S-4 and Cendant's other filings with the SEC may also be obtained from Cendant via its web site at http://www.cendant.com. Free copies of the Proxy Statement/Prospectus filed by Fairfield may be obtained by directing a request to Investor Relations, Fairfield Communities, Inc., 8669 Commodity Circle, Suite 200, Orlando, FL 32819.

      Fairfield, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Fairfield stockholders in favor of the adoption of the proposed transactions. A description of any interest that Fairfield's directors and executive officers have in these transactions is available in the Proxy Statement/Prospectus filed by Fairfield, which may be obtained without charge at the SEC web site at http://www.sec.gov.

MEDIA CONTACT:          INVESTOR CONTACTS:
Elliot Bloom            Denise Gillen        Sam Levenson
212-413-1832            212-413-1833         212-413-1834